SUNGOLD APPOINTS KEITH BLACKWELL CHIEF FINANCIAL OFFICER
-Season Financial Veteran to Spearhead Company’s Forward Momentum-

Horsepower® Pari-Mutuel Product Gains Significant Interest at Kentucky’sRacetrack Commissioner’s International Convention

Vancouver, British Columbia: May 11, 2005 — Sungold International Holdings Corp. (OTC BB: SGIHF) today announced that the Board of Directors appointed Toronto-Chartered Accountant Keith Blackwell as Chief Financial Officer.

Keith Blackwell has practiced Public Accounting through his own firm, T. K. Blackwell Chartered Accountants in Toronto, Ontario since 1977. He has represented a broad spectrum of private and public companies with extensive expertise in SEC related issues. Additionally, Mr. Blackwell has participated in IPO’s, mergers and acquisitions, forecasting, and structuring capital raised through both equity and debt. Mr. Blackwell holds a Masters degree in Business Administration (MBA) from York University in Toronto, and received his Chartered Accountants (CA) designation while working for the prominent accounting firm, Coopers & Lybrand.

“Sungold is very fortunate to have attracted the talent of such a respected and experienced financial professional. As the Company moves ahead with the execution of its strategic initiatives, Keith’s expertise will certainly be an invaluable asset”, stated Don Harris, Chairman of the Board.

Sungold® concurrently reports that Horsepower Broadcasting Network (HBN) International Ltd, the Company’s subsidiary, reported that the Horsepower® pari-mutuel virtual racing product was very well received by many of the Racing Commissioners and State Legislators in attendance at the recent 2005 RCI (Racetrack Commissioners International) Conference held in Lexington, Kentucky.

The integrity and security of Horsepower® and the fact that it is pari-mutuel product that has the scalability potential to offer a chance at winning multi-million dollar payouts to millions of potential players in real time 24 X 7 garnered significant attention.

Legislators attending the conference are clearly cognizant of the fact that several States are looking for other forms of alternative gaming to aid their financially strapped tracks, especially if slots are rendered illegal. Horsepower® is the very logical and inevitable solution. Horsepower® can fulfill the national demographic urgency of bringing a new generation of younger public back to racing, as tracks are becoming increasingly concerned on their aging demographics.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The statements in this press release that relate to the Company’s expectations with regard to future impact on the Company’s results from new products in development are forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Such information may contain statements that involve risk and uncertainties and are subject to change, at any time, the Company’s results may differ materially from expected results. Information on the factors which could affect the Company’s operations or financial results are included in the Company’s reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

For more information please contact Troy Griffin investor relations at (613)-249-9092